уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

22/XII.2005 № 09.1-14/16962

На № ______________ от ________________

06010392

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail S..
Washington, D. C. 20549
U. S. A.

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. December 21, 2005.

SEC MAIL RECEIVED JAN 2 3 2006 WASH. D.C. 185 SECTION

Sincerely yours,

Elena V. Neverova

Head of Equity and IR Department

PROCESSED
JAN 2 4 2006
THOMSON
FINANCIAL

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

Russia, Ekaterinburg 620014, ul. Moskovskaya 11,
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

December 21, 2005

Listing of Uralsvyazinform ADRs Level 1 on preferred shares

On December 21, 2005 OJSC Uralsvyazinform equity securities (ADRs Level 1 on preferred stocks) have been included in the Market Segment "Open Market" – Freiverkehr of the Frankfurt Stock Exchange.

The first day of trading OJSC Uralsvyazinform's ADRs on preferred shares on the Frankfurt Stock Exchange: **December 23, 2005.**

OJSC Uralsvyazinform's ADRs on preferred shares are traded under:

the full name of security: "Uralsvyazinform JSC Spon ADR Repstg Pfd Shs",

International Securities Identification Number (ISIN): US 9168872011
German Securities Identification Number (WKN): 164647

German Symbol: URL1

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

урал[redacted]рм

Открытое акционерное общество «Уралсвязьинформ»
ул. Московская, д. 11, г. Екатеринбург, Россия, 620014
тел. (343) 376-20-00, факс (343) 379-12-90
e-mail: usi@gd.usi.ru, internet: www.usi.ru
р/с 40702810749020101137 в Западно-Уральском банке СБ РФ
к/с 30101810900000000603, БИК 045773603, ОКПО 01134530
ОРГН 1025900510349, ИНН/КПП 5902183094/5901150001

16/XII.2005 № 091-14/16658

На № ____________ от ________________

The U.S. Securities and Exchange
Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Mail Stop
Washington, D. C. 20549
U. S. A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. December 13, 2005 - December 15, 2005.

SEC MAIL PROCESSING
RECEIVED
JAN 2 3 2006
WASH. D.C. 165 SECTION

Sincerely yours,

Elena V. Nevzorova

Head of Equity and IR Department

Equity and IR Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

Russia, Ekaterinburg 620014, ul. Moskovskaya 11,
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

December 13, 2005

Uralsvyazinform NOTICE: Registrar Change

Open Joint-Stock Company "Uralsvyazinform" (OJSC "Uralsvyazinform") located Russian Federation, Ekaterinburg 620014, ul. Moskovskaya 11, hereby announces that all operations of ZAO "Rregistrator-Svyaz" as a legal entity have been terminated, following its reorganization in the form of merger with and into Open Joint-Stock Company "Obiedinennaya Registratsionnaya Komapniya" (hereinafter referred to as OJSC "United Registrar"), with the record thereof in the Unified Registry of Legal Entities dated December 13, 2005.

Since the above date, the entire scope of ZAO "Rregistrator-Svyaz" rights and obligations have been transferred to its legal successor - OJSC "United Registrar", in accordance with Article 57, item 4 and Article 58 of the Civil Code of the Russian Federation.
Since December 13, 2005 the Shareholder Register of OJSC "Uralsvyazinform" is run by OJSC "United Registrar".

Full name: Open Joint-Stock Company "Obiedinennaya Registratsionnaya Komapniya"
Legal address: 70, Pyatnitskaya St., Moscow, 113095, Russian Federation
Location: 15a, Kalanchevskaya St., entrance 3, Moscow, Russian Federation
Postal address: P.O. Box 162, Moscow, 107078, Russian Federation
Telephone: +7 (495) 504 28 86
Fax: +7 (495) 504 28 86
E-mail: ork@ork-reestr.ru
Website: http://www.ork-reestr.ru
License for provision of depository and custodial services: #10-000-1-00314 as of 30/30/2004, without expiry, issued by the Federal Commission for Securities' Market.
INN: 7705108630
KPP: 770501001
OKPO: 42930664
OGRN: 1027700036540
Settlement account: 40702810600000001034 with OAO AKB "Svyaz-Bank"
Transaction account: 30101810900000000848
BIK: 044525848

uralsvyazinform

Russia, Ekaterinburg 620014, ul. Moskovskaya 11,
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

December 15, 2005

Uralsvyazinform performed the annual dividend repay.

On December 15, 2005 OJSC Uralsvyazinform performed the annual dividend repay on ordinary shares for the 2004 fiscal year according to the decision taken by the Annual general meeting of the shareholders on 23 June, 2005 (Protocol of the Meeting dated 27 June, 2005).

The registration number of the share issue, and the date of its state registration:
Ordinary registered shares - *1-01-00175-A*, registered as of September *9, 2003.*

The State body which performed the issue registration: Federal Commission for the Securities Market.

Total accounted dividend rate: RUR 484,481,730.30
Dividend rate per a share: RUR 0.015.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru